Exhibit 99.5

The Real Brokerage Inc. Announces First Quarter 2023 Financial Results

TORONTO and NEW YORK – The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, announced results for its first quarter ended March 31, 2023.

“Real continues to deliver industry-leading growth in a challenging market with the largest quarterly net agent addition in our company’s history,” said Tamir Poleg, Chairman and Chief Executive Officer. “Our open transaction volume is at an all-time high. And with a number of transformative technology innovations to be released over the next several quarters, including a new GPT-powered AI virtual assistant and the pilot version of our comprehensive consumer experience, we are incredibly excited at the trajectory of the business going forward.”

Q1 2023 Financial Highlights

●	Revenue increased 75% year-over-year to $107.8 million.

●	Gross profit increased 84% year-over-year to $10.8 million.

●	Net loss attributable to owners of the Company of $7.4 million, compared to a $4.3 million loss in Q1 2022.

●	Loss per share of $0.04, compared to a loss per share of $0.03 in Q1 2022.

●	Adjusted EBITDA loss of $792 thousand, compared to a $577 thousand loss in Q1 2022.

●	As of March 31, 2023 the Company held $11.0 million in cash, not including $15.4 million of restricted cash associated with customer deposits, and an additional $8.5 million held in investments in financial assets.

●	The Company repurchased 462 thousand common shares for $601 thousand pursuant to its normal course issuer bid.

Q1 2023 Operational Highlights

●	Surpassed 10,000 agents at the end of the first quarter, a 120% year-over-year increase. During the quarter nearly 1,800 agents joined our platform on a net basis, the largest single-quarter addition in company history.

●	The number of transactions executed in Q1 2023 grew 75% year-over-year to 10,963, and the total value of completed real estate transactions grew 66% year-over-year to $4.0 billion.

●	Commission revenue per productive agent was $26,000, a slight decrease from $29,400 in Q1 2022. These agents on average closed 2.7 transactions during the quarter, compared to 3.0 in Q1 2022.

●	Operating expenses per transaction, excluding revenue share, declined 5% year-over-year to $1,132.

●	As of March 31, 2023, Real’s headcount efficiency ratio, defined as full-time brokerage employees excluding Real Title and LemonBrew Lending employees, divided by the number of agents on our platform, improved 1 to 114 from 1 to 98 as of Q4 2022 and 1 to 55 as of Q1 2022.

●	Implemented the changes to our U.S. fees and additional benefits announced in January, which went into effect for new agents on February 1 and for existing Real agents on April 1. These changes collectively are expected to generate additional net profit of over $5 million in 2023 with an even more significant full-year effect in 2024.

Subsequent to the end of the quarter, on April 4 we announced Sentry Residential merged its military-focused national brokerage into Real, adding to Real’s existing 500-plus military-focused agents. Real plans to leverage our growing presence to launch a Real Military Division, the first of several planned divisions of practice.

On May 3 Real announced it is leveraging GPT to launch Leo, an artificial intelligence-powered assistant that will be integrated with its proprietary transaction management platform to act as a 24/7 concierge to its agents and brokers throughout the U.S. and Canada. A beta version of the technology will be released by the end of Q2 2023.

On May 4 Real announced its expansion into Manitoba, giving the company a presence in four Canadian provinces and 46 states throughout the United States.

Additionally, today we are announcing the launch of Real Signature, a proprietary electronic signature tool built fully inside reZEN that allows agents to create reusable document templates and manage digital signatures throughout the transaction process. This feature will benefit agents by allowing them to save time by templatizing documents for future transactions and save money by avoiding third-party subscription fees. Further, by developing this tool in-house, we will also own all of the data associated with the transaction experience which we can leverage to better automate the transaction process and create better user experiences over the long term.

The Company will discuss the results on a conference call and live webcast today at 11:00 a.m. ET.

Conference Call Details:

Date:	Thursday, May 11, 2023

Time:	11:00 a.m. ET

Dial-in Number:	North American Toll Free: 877-545-0523

International: 973-528-0016

Access Code:	957192

Webcast:	https://www.webcaster4.com/Webcast/Page/2699/48269

Replay Number:	North American Toll Free: 877-481-4010

International: 919-882-2331

Passcode:	48269

Replay Link:	https://www.webcaster4.com/Webcast/Page/2699/48269

Additional information concerning Real’s audited consolidated financial statements and related management’s discussion and analysis for the three months ended March 31, 2023 can be found on the Company’s profile at www.sedar.com.

Non-IFRS Measures

This news release includes reference to “Adjusted EBITDA”, which is a non-International Financial Reporting Standards (“IFRS”) financial measure. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA is used as an alternative to net income by removing major non-cash items such as amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature. Adjusted EBITDA has no direct comparable IFRS financial measures. The Company has used or included these non-IFRS measures solely to provide investors with added insight into Real’s financial performance. Readers are cautioned that such non-IFRS measures may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our Adjusted EBITDA for the three months ended March 31, 2023 and 2022 is presented in the table below labeled Reconciliation of Total Comprehensive Loss Attributable to Owners of the Company to Adjusted EBITDA.

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of U.S. dollars)

(unaudited)

	Unaudited	Audited
	March 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$10,975	$10,846
Restricted cash	15,436	7,481
Investments in financial assets	8,491	7,892
Trade receivables	1,399	1,547
Other receivables	75	74
Prepaid expenses and deposits	753	529
TOTAL CURRENT ASSETS	37,129	28,369
NON-CURRENT ASSETS
Intangible assets	3,511	3,708
Goodwill	10,175	10,262
Property and equipment	1,419	1,350
Right-of-use assets	14	73
TOTAL NON-CURRENT ASSETS	15,119	15,393
TOTAL ASSETS	52,248	43,762

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	370	474
Accrued liabilities	14,947	11,866
Customer deposits	15,436	7,481
Other payables	713	1,188
Lease liabilities	16	96
TOTAL CURRENT LIABILITIES	31,482	21,105
NON-CURRENT LIABILITIES
Warrants outstanding	200	242
TOTAL NON-CURRENT LIABILITIES	200	242
TOTAL LIABILITIES	31,682	21,347

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Share premium	60,649	63,204
Stock-based compensation reserves	29,305	25,083
Deficit	(58,099)	(50,704)
Other reserves	(229)	(469)
Treasury stock, at cost	(11,403)	(14,962)
EQUITY ATTRIBUTABLE TO OWNERS	20,223	22,152
Non-controlling interests	343	263
TOTAL EQUITY	20,566	22,415
TOTAL LIABILITIES AND EQUITY	$52,248	$43,762

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

(Expressed in thousands of U.S. dollars, except for per share amounts)

(unaudited)

	Period Ended March 31,
	2023	2022
Revenues	$107,845	$61,649
Commissions and other agent-related costs	97,037	55,787
Gross Profit	10,808	5,862

General & administrative expenses	8,638	5,374
Marketing expenses	7,684	3,716
Research and development expenses	1,524	1,039
Operating Loss	(7,038)	(4,267)

Other income	28	179
Finance expenses, net	(305)	(164)
Net Loss	(7,315)	(4,252)
Net Income Attributable to Noncontrolling Interests	80	61
Net Loss Attributable to Owners of the Company	(7,395)	(4,313)
Other comprehensive income/(loss):
Cumulative (Gain)/Loss on Investments in Debt Instruments Classified as at FVTOCI Reclassified to Profit or Loss	93	(277)
Foreign currency translation adjustment	147	204
Total Comprehensive Loss Attributable to Owners of the Company	(7,155)	(4,386)
Total Comprehensive Income Attributable to NCI	80	61
Total Comprehensive Loss	(7,075)	(4,325)
Loss per share
Basic and diluted loss per share	$(0.04)	$(0.03)
Weighted-average shares, basic and diluted	178,629	174,746

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

(unaudited)

	For Period Ended
	March 31, 2023	March 31, 2022
OPERATING ACTIVITIES
Net Loss	$(7,315)	$(4,252)
Adjustments for:
Depreciation	269	3
Equity-settled share-based payments	5,761	937
Finance costs	183	109
Loss on short term investments	-	205
Changes in operating assets and liabilities:
Trade receivables	148	(97)
Other receivables	(1)	(64)
Prepaid expenses and deposits	(224)	(1,000)
Accounts payable	(104)	48
Accrued liabilities	3,081	1,401
Customer deposits	7,955	12,871
Other payables	(475)	464
NET CASH PROVIDED BY OPERATING ACTIVITIES	9,278	10,625

INVESTING ACTIVITIES
Purchase of property and equipment	(140)	(376)
Acquisition of subsidiaries	-	(7,445)
Investment in Debt Instruments designated at FVTOCI	(506)	-
NET CASH USED IN INVESTING ACTIVITIES	(646)	(7,821)

FINANCING ACTIVITIES
Purchase of common shares for Restricted Share Unit (RSU) Plan	(601)	(4,512)
Stock Compensation Payable (RSU)	-	1,570
Proceeds from exercise of stock options	66	23
Payment of lease liabilities	(80)	(23)
NET CASH USED IN FINANCING ACTIVITIES	(615)	(2,942)

Net change in cash, cash equivalents and restricted cash	8,017	(138)
Cash, cash equivalents and restricted cash, beginning of year	18,327	29,129
Fluctuations in foreign currency	67	(3)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH BALANCE, ENDING BALANCE	$26,411	$28,988
	0
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Share-based compensation as part of Expetitle consideration	-	4,325
Increase in non-controlling interest	80	-

THE REAL BROKERAGE INC.

RECONCILIATION OF TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO OWNERS OF THE COMPANY TO ADJUSTED EBITDA

(Expressed in thousands of U.S. dollars, except for per share amounts)

(unaudited)

	March 31, 2023	March 31, 2022
Total Comprehensive Loss Attributable to Owners of the Company	(7,155)	(4,386)
Add/(Deduct):
Finance Expenses, net	305	502
Net Income Attributable to Noncontrolling Interest	80	-
Cumulative (Gain)/Loss on Investments in Debt Instruments Classified as at FVTOCI Reclassified to Profit or Loss	(93)	-
Depreciation	269	3
Stock Based Compensation	5,761	3,178
Listing Expenses	-	-
Restructing Expense	41	-
Other Professional Expenses	-	126
Adjusted EBITDA	(792)	(577)

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real’s growth and the business and strategic plans of the Company.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to assumptions regarding Real’s business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets; the impact of increased interest rates; economic and industry downturns; the Company’s ability to continuously innovate, and the dependability of the Company’s platform; the Company’s ability to successfully launch new technologies, including its GPT-powered AI virtual assistant and consumer experience platform; the Company’s ability to attract new agents and retain current agents; the Company’s ability to generate anticipated benefits from the changes to its agent fee structure; the Company’s ability to expand its brokerage and adjacent services businesses; the Company’s ability to carefully manage its expense structure and continue to grow; the Company’s ability to compete successfully in the markets in which it operates; the impact of cybersecurity incidents and the potential loss of critical and confidential information; compliance with the laws to which the Company is subject and the Company’s ability to protect its intellectual property rights. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

The Real Brokerage Inc. is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 46 states, D.C., and four Canadian provinces with over 10,000 agents. Additional information can be found on its website at www.onereal.com.

Contact Information

For additional information, please contact:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Director, Communications

elisabeth@therealbrokerage.com

201.564.4221